

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-mail
Christopher J. Kearns
Chief Executive Officer
Gleacher & Company, Inc.
677 Broadway, 2nd Floor
Albany, New York 12207

> **Re: Gleacher & Company, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 9, 2014**
> **File No. 0-14140**

Dear Mr. Kearns:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 1: Approval of the Dissolution, page 25

Background of the Proposed Dissolution and Liquidation, page 27

1.   We note your disclosure on page 30 that the board of directors and its advisors have "conducted a comprehensive evaluation to identify available strategic alternatives involving the Company as a whole, including a merger, reverse merger, asset sale, strategic partnership or other business combination transaction, and have identified no alternative transactions that at that time yielded any opportunities viewed by the Board as reasonably likely to provide a greater realizable value, or a greater reduction in risk, to stockholders than the complete dissolution and liquidation of the Company[.]" Please revise the background section to discuss in greater detail the process for identifying strategic alternatives and the available alternatives that were identified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Alexandra M. Ledbetter, Attorney-Advisor, at (202) 551-3317 or me at (202) 551-3830 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc: Patricia Arciero-Craig, Gleacher & Company, Inc.